
December 7, 2020

Craig Finster
Chief Executive Officer
Versus Systems Inc.
1558 West Hastings St.
Vancouver BC V6G 3J4 Canada

Re: Versus Systems Inc.
Registration Statement on Form F-1
Filed November 20, 2020
File No. 333-250868

Dear Mr. Finster:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 13, 2020 letter.

Form F-1 Filed on November 20, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations
Significant Components of Our Results of Operations, page 32

1. We note your response to prior comments 4 and 7. In lieu of Cost of Sales and General and Administrative Expense, please revise your presentation to caption such costs as software delivery costs, employee benefit expense and other expense as appropriate. Refer to paragraphs 18 and 102 of IAS 1.

3. Significant Accounting Policies
Revenue Recognition, page F-18

2.   We note your response to prior comment 14 and the description of your services on page 43. Please refer to the guidance in paragraphs 110, 114, 119-126 of IFRS 15 and clearly disclose the nature and timing of your performance obligations, including each distinct performance obligation within the context of your Agreement with HP. Also, please explain to us how you considered allocating any portion of the transaction price associated with each Statement of Work to your stand-ready obligation to develop, host and maintain the supplier service over the three-year term of the agreement with HP.

Notes to the Condensed Interim Consolidated Financial Statements
2. Significant Accounting Policies
Revenue Recognition, page F-50

3.   We note your response to prior comment 16. The factoring of accounts receivable subject to full recourse would be deemed a financing transaction and should be presented as such in the Balance Sheet and the Statements of Cash Flows. Since you retain substantially all the risks and rewards of ownership of the factored receivable subject to full recourse, derecognition would be inappropriate. Refer to paragraph 3.2.6(b) of IFRS 9 and comply with the disclosure requirements of IFRS 7.42D. Please revise or advise us, citing the pertinent full recourse terms pursuant to the factoring agreement in your response.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Michael C. Foland, Attorney-Advisor, at (202) 551-6711 or Larry Spirgel, Office Chief, at (202) 551- 3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Eric M. Hellige, Esq.